Corporation which has not adhered to the optional system
For the mandatory acquisition of shares in a public offering
CUIT 30-70496280-7

Buenos Aires, April 15, 2010.

To the

Comisión Nacional de Valores  (National Securities Commission)

Dear Sirs,

Ref.: Increase in the amount of the
Global Program for Negotiable Obligations

We are writing in order to inform you that a US$ 40,000,000 increase in the amount of Grupo Financiero Galicia S.A.’s (the “Company”) Global Program for simple short-, mid- and/or long-term Negotiable Obligations (the “Program”), which was previously approved at the Ordinary Shareholders’ Meeting held on March 9, 2009 (the “March 9th Shareholders’ Meeting”), was approved at the Ordinary and Extraordinary Shareholders’ Meeting held on April 14, 2010 (“the April 14th Shareholders’ Meeting”). Therefore, the maximum amount of the Program, which is currently set at US$ 60,000,000 or its equivalent in any other currency, will be set at US$ 100,000,000 or its equivalent in any other currency.

Additionally, at the April 14th Shareholders’ Meeting, in conjunction with the aforementioned  approval of the increase in the amount of the Program, the Company ratified the continued delegation of the necessary powers to the Board of Directors and/or the sub-delegation by the Board of Directors to one or more of its members and/or to one or more members of the Company’s management and/or to whomever the Board of Directors designates in accordance with the existing applicable rules, as determined at the March 9th Shareholders´ Meeting and enumerated in the Third Item of the Agenda of said meeting. In addition, at the April 14th Shareholders’ Meeting, the Company ratified the delegation to the Board of Directors and/or the sub-delegation to one or more of its members and/or to one or more members of the Company’s management and/or to whomever the Board of Directors designates in accordance with the existing applicable rules of the necessary powers to determine the appropriate time in which to submit to the corresponding agencies the approval of the increase in the amount of the Program.

Yours faithfully,

Jose Luis Gentile
Attorney in fact